Exhibit 99.47

DIGIHOST ANNOUNCES 150 BITCOINS IN CUSTODY AS OF END OF YEAR 2020

Vancouver, BC – January 14, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to announce that the Company has a balance of 150 Bitcoins (“BTC”) in custody as of the 2020 calendar year end, which it accumulated through its BTC mining operations throughout the 2020 calendar year. Digihost mined a total of 26.38 BTC in the month of December 2020, for a total of 67.31 BTC mined during the 4th quarter of 2020. The Company is also pleased to see an improvement in its operating margins resulting from the increase in BTC prices since the end of November 2020.

Michel Amar, CEO, stated: “We are very excited to deploy our new S19 Pro 110TH miners this month and increase our hash rate by over 20% for January 2021. We are focused on and will intensify our strategy to accumulate Bitcoins, and the Company is continuing to seek every opportunity to improve our margins with lower electricity cost.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.